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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b) AND (C) and
                 AMENDMENTS THERETO FILED PURSUANT TO 13D-2(B)
                               (Amendment No. 3)*


                                JUST TOYS, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   482133 105
                     ---------------------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 482133 105                   13G                    PAGE 2 OF 4 PAGES
                                       ---

1.   Name Of Reporting Person
     S.S. or I.R.S. Identification No. Of Above Person

          Roger Gimbel
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2.   Check The Appropriate Box If A Member Of A Group*
                                                             (a)  [ ]
          N/A                                                (b)  [ ]
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3.   Sec Use Only

     --------------------------------------------------------------------------

4.   Citizenship Or Place Of Organization

          United States of America
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NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH

     5.   Sole Voting Power

                 421,205
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     6.   Shared Voting Power

                       0
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     7.   Sole Dispositive Power

                 421,230
          ---------------------------------------------------------------------

     8.   Shared Dispositive Power

                       0
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9.   Aggregate Amount Beneficially Owned By Each Reporting Person

                 421,230
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10.  Check Box If The Aggregate Amount In Row 9 Excludes Certain Shares*
                                                                           [ ]
     ---------------------------------------------------------------------

11.  Percent Of Class Represented By Amount In Row 9

                  10.06%
     --------------------------------------------------------------------------

12.  Type Of Reporting Person*

                      IN
     --------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
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                                                              PAGE 3 OF 4 PAGES

                                  SCHEDULE 13G
                                  ------------



Item 1(a).          Name of Issuer:
                         Just Toys, Inc.

Item 1(b).          Address of Issuer's Principal Executive Office:
                         50 West 23rd Street
                         New York, New York  10001

Item 2(a).          Name of Person Filing:
                         Roger Gimbel

Item 2(b).          Address of Principal Business Office:
                         c/o Worldwide Dreams LLC
                         350 Fifth Avenue, Suite 2101
                         New York, New York  10118

Item 2(c).          Citizenship:
                         United States of America

Item 2(d).          Title of Class of Securities:
                         Common Stock, par value $.01 per share.

Item 2(e).          CUSIP Number:
                         482133 105

Item 3.             Not Applicable.

Item 4.             Ownership.

                    (a) Amount beneficially owned: 421,230 including 12,000 shares issuable upon exercise of currently exercisable stock options.
                    (b)  Percent of Class:  10.06%
                    (c)  Number of shares as to which such person has:
                         (i)    sole power to vote or to direct the vote:
                                421,205
                         (ii)   shared power to vote or to direct the vote: 0
                         (iii) sole power to dispose of or to direct the disposition of: 421,230
                         (iv) shared power to dispose or to direct the disposition of: 0

Item 5.             Not Applicable.
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                                                              PAGE 4 OF 4 PAGES

Item 6.             Not Applicable.

Item 7.             Not Applicable.

Item 8.             Not Applicable.

Item 9.             Not Applicable.

Item 10.            Not Applicable.



                                   Signature
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


Dated:  February 11, 1998




                                    /s/ Roger Gimbel
                                    ------------------------
                                    Roger Gimbel